UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Dicerna Pharmaceuticals, Inc.

(Name of Subject Company)

Dicerna Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

253031108

(CUSIP Number of Class of Securities)

Douglas Fambrough III, Ph. D.

President and Chief Executive Officer

75 Hayden Avenue

Lexington, Massachusetts 02421

(617) 621-8097

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Stephen F. Arcano Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3542	Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Dicerna Pharmaceuticals, Inc. (“Dicerna”) with the Securities and Exchange Commission (the “SEC”) on November 24, 2021, relating to the tender offer by NNUS New Research, Inc., a Delaware corporation and wholly-owned indirect subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Novo”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Dicerna for a purchase price of $38.25 per share, net to the seller in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2021 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph replaces in its entirety the first paragraph under the heading “Regulatory Approvals” on page 46:

“Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Each of Novo and Dicerna filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on November 22, 2021. On December 7, 2021, Novo voluntarily withdrew its November 22, 2021 filing with the intention of refiling its Premerger Notification and Report Form on December 9, 2021, to provide the FTC with additional time for review. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a tender offer of this type is fifteen days. However, this period may be shortened if the reviewing agency grants “early termination” of the waiting period (although the practice of granting early termination has been temporarily suspended by the FTC and Antitrust Division), or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second fifteen day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten days after the date when the acquiring person has certified its substantial compliance with such request. The waiting period under the HSR Act expired, effective December 24, 2021 at 11:59 p.m., Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(L)	Press release issued by Dicerna Pharmaceuticals, Inc., dated December 25, 2021.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2021

Dicerna Pharmaceuticals, Inc.

By:	/s/ Douglas M. Fambrough, III, Ph. D.
	Name:	Douglas M. Fambrough III, Ph. D.
	Title:	President and Chief Executive Officer

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